Ares Multi-Strategy Credit Fund, Inc.
Form N-SAR for Period Ended April 30, 2015
Item 77D Policies with respect to security investments


Effective December 22, 2014, Ares Multi-Strategy Credit
Fund, Inc. (ARMF) amended its non-fundamental investment policy with respect to investments in collateralized loan obligations (CLOs) to read as follows:

Under normal market conditions, the Fund will not invest
(i) more than 30% of its Managed Assets in securities issued by entities commonly referred to as CLOs (CLO
Securities) and other asset-backed securities; or (ii) more than 7.5% of its Managed Assets in subordinated (or residual) tranches of CLO Securities.

ARMFs restriction on investments in collateralized debt obligations was not amended. This change in investment policy represents an increase in ARMFs ability to invest in CLO Securities and other asset-backed securities from 20% of managed assets to 30% of managed assets and an increase in ARMFs ability to invest in subordinated (or residual) tranches of CLO Securities from 2.5% to 7.5% of managed assets.

To the extent ARMF invests more of its managed assets in CLO Securities, or subordinated (or residual) tranches of CLO Securities, it may have greater exposure to the risks associated with those securities.

The Board of Directors of ARMF approved the changes to ARMFs investment policies based on representations from ARMFs investment adviser that an increased allocation to CLOs has the potential to benefit ARMF and its shareholders given the perceived opportunity set within CLOs as well as the potential for the coupon on most rated
CLO debt to increase within 90 days and benefit from potential increases in interest rates rather than the possible lag in increases in coupons on senior loans due to the presence of London-Interbank Offered Rate (LIBOR) floors in most senior loans.

On April 2, 2015, the Board of Ares Dynamic Credit
Allocation Fund, Inc. (ARDC) approved certain changes that broadened the scope of investments that may be included in ARDCs portfolio as part of the primary strategies used to seek ARDCs investment objective in order to provide Ares Capital Management II LLC (the
Adviser) with increased flexibility in pursuing ARDCs investment objective. Specifically, in addition to its primary investments, ARDC gained the ability to increase its investments in (i) asset-backed securities and (ii) derivatives representing fixed-income securities. As detailed in the Funds joint proxy statement/prospectus dated June 15, 2015, ARDC also will seek to amend certain of its fundamental investment restrictions and its 80% investment policy. If ARDCs stockholders approve these proposed amendments, ARDC will be permitted to invest in debt and equity CLO Securities of any rating, including
CLO Securities rated below investment grade.

Based on these changes, ARDC seeks to achieve its investment objective by investing primarily in a broad, dynamically managed portfolio of (i) senior loans made to companies whose debt is rated below investment grade, (ii) corporate bonds that are primarily high yield issues rated below investment grade, (iii) other fixed-income instruments of a similar nature that may be represented by derivatives, and (iv) certain securities issued by CLOs and other asset-backed securities. If ARDCs stockholders amend its fundamental investment restrictions as proposed, investments in any type of CLO Securities would be permitted as part of this strategy, including equity CLO
Securities and CLO Securities rated below investment grade.

In addition, ARDC also augmented its other investment strategies to include the flexibility to invest a significant amount of its capital in debt securities issued by issuers domiciled in Europe and to invest in debt and equity securities and other obligations of stressed issuers.
To the extent ARDC invests more of its assets in the types of investments noted above, it may have greater exposure to the risks associated with investment in those securities and financial instruments. There can be no assurance that ARDC will achieve its investment objective or be able to structure its investment portfolio as anticipated. ARDC expects that its allocation to different types of investments and financial instruments will change over time based on market conditions, the current views of the Adviser, and other factors.